

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 000-24399

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE HOME SAVINGS AND LOAN COMPANY 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Community Financial Corp.
275 Federal Plaza West
Youngstown, Ohio 44503

REQUIRED INFORMATION

The following financial statements and supplemental schedules for The Home Savings and Loan Company 401(k) Savings Plan are being filed herewith:

The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Crowe, Chizek and Company LLC Independent Auditors
99	Certification

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2002 and 2001

Youngstown, Ohio

FINANCIAL STATEMENTS
December 31, 2002 and 2001

CONTENTS

REPORT OF INDEPENDENT AUDITORS

The Home Savings and Loan Company
401(k) Savings Plan
Youngstown, Ohio

We have audited the accompanying statements of net assets available for benefits of The Home Savings and Loan Company 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Cleveland, Ohio
June 4, 2003

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Investments		
Shares of registered investment companies	$ 5,284,943	$ 5,156,184
United Community Financial Corp. common stock	3,881,765	3,058,027
Loans to plan participants	171,659	177,661
	9,338,367	8,391,872
Receivables		
Participant contributions	44,217	36,477
Employer contribution	90,739	79,554
	134,956	116,031
Total assets	9,473,323	8,507,903
LIABILITIES		
Accounts payable	-	1,335
NET ASSETS AVAILABLE FOR BENEFITS	$ 9,473,323	$ 8,506,568

See accompanying notes to financial statements.

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002

Additions to net assets attributed to:	
Investment income (loss)	
Net depreciation in fair value of investments	$ (353,688)
Interest and dividends	240,153
	(113,535)
Contributions	
Employer	392,719
Participant	1,061,088
Rollovers	94,826
	1,548,633
Total additions	1,435,098
Deductions from net assets attributed to:	
Benefits paid to participants	462,913
Administrative expenses	5,430
Total deductions	468,343
Net increase	966,755
Net assets available for benefits	
Beginning of year	8,506,568
End of year	$ 9,473,323

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Home Savings and Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan was established by The Home Savings and Loan Company (Company) effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan upon completion of six months of service and after reaching age 20, if not a member of a union with which the Company has a collective bargaining agreement and if not a limited service employee.

Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2002, the Company matched 50% of up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations.

Participant Accounts: Each participant account is credited with the participant's contribution, and an allocation of the (a) the Company's contributions, (b) net investment earnings, (c) withdrawals, and (d) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of their account to any of the investment options available under the Plan.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100 percent vested after three years of credited service.

Forfeited Accounts: At December 31, 2002 and 2001, forfeited non-vested accounts totaled $8,863 and $46,709, respectively. These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are reallocated to the remaining Plan participants.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of their vested account balances. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants receive lump sum payments unless otherwise requested.

Participant Loans: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.75% to 10.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan's financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition: The Plan's investments other than participant loans are stated at fair value as measured by quoted market prices. Loans to participants are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates.

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of mutual funds or common stock of the parent of the Company (United Community Financial Corp.) The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts

(Continued)

reported in the statement of net assets available for benefits and participants' individual account balances.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

NOTE 4 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

	December 31, 2002	
	Units or Shares	Fair Value
United Community Financial Corp. common stock	448,759	$ 3,881,765
Registered Investment Companies		
American Investment fund	25,679	602,940
American Fundamental Investors fund	24,780	550,862
AIM Federated Auto fund	482,754	482,754

	December 31, 2001	
	Units or Shares	Fair Value
United Community Financial Corp. common stock	424,726	$ 3,058,027
Registered Investment Companies		
AIM Charter fund	40,455	463,617
American Investment fund	22,365	638,071
American Fundamental Investors fund	21,654	594,397
American Balanced fund	27,792	440,500

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

(Continued)

Shares of registered investment companies	$ (997,128)
United Community Financial Corp. common stock	643,440
	$ (353,688)

(Continued)

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Related parties include any fiduciary of the Plan, the employer and certain others. All administrative expenses of the Plan other than fees for investment management services are paid for by the Company. Approximately $131,437 of cash dividends were paid to the Plan by United Community Financial Corp. during 2002 based on shares held by the Plan on the dates of declaration. (United Community Financial Corp. is the parent of the plan sponsor). The Plan held 1.3% and 1.2% of United Community Financial Corp. common stock outstanding at December 31, 2002 and 2001, respectively.

The Plan held the following party-in-interest investments (at fair value):

	2002	2001
United Community Financial Corp. common stock	$ 3,881,765	$ 3,058,027
Loans to plan participants	$ 171,659	$ 177,661

NOTE 6 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $19,171 and $2,389 at December 31, 2002 and 2001, respectively.

NOTE 7 – TAX STATUS

The Internal Revenue service has determined and informed the Company by a letter dated June 29, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

Name of plan sponsor: The Home Savings and Loan Company
Employer identification number: 34-0296160
Three digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Date	(d) Cost	(e) Current Value
		Common stock		
*	United Community Financial Corp.	Common stock, 448,759 shares		$ 3,881,765
		Shares of registered investment companies		
	AIM	Balanced fund, 15,343 shares		319,291
	AIM	Cash Reserves fund, 19,281 shares		19,281
	AIM	Charter fund, 48,396 shares		465,084
	AIM	Constellation fund, 3,808 shares		63,333
	AIM	Federated Auto, 482,754 shares		482,754
	AIM	Global Telecom fund, 5,995 shares		27,996
	AIM	Income fund, 21,593 shares		138,626
	AIM	International Equity fund, 8,976 shares		114,710
	AIM	Value fund, 39,841 shares		299,203
	Alliance	Capital Balanced Shares, 30,278 shares		399,069
	Alliance	Capital Technology fund, 767 shares		29,406
	Alliance	Premier Growth fund, 18,119 shares		248,949
	American	Balanced fund, 31,710 shares		457,253
	American	Bond Fund of America, 11,374 shares		144,450
	American	EuroPacific Growth fund, 5,700 shares		130,919
	American	Fundamental Investors, 24,780 shares		550,862
	American	Growth fund, 18,328 shares		338,509
	American	Investment Co. of America fund, 25,679 shares		602,940
	American	Small Cap World fund, 3,667 shares		65,346
	Franklin	Small Mid Cap Growth fund, 2,738 shares		60,097
	Franklin	U.S. Government Securities fund, 20,911 shares		146,377
	Victory/Gradison	Government Reserve fund, 896 shares		896
	Seligman	Communications & Information fund, 2,205 shares		35,605
	Templeton	Foreign fund, 17,327 shares		143,987
				9,166,708
		Participant loans		
*		5.75% - 10.5%		171,659
				$ 9,338,367

* - Denotes party-in-interest
(d) - All investments are participant directed, therefore, historical cost information is not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN

By: The Home Savings and Loan Company of Youngstown, Ohio
Its: Administrator

Date: June 25, 2003



By: ______________________
David G. Lodge, President

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2002

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Crowe, Chizek and Company LLC Independent Auditors
99	Certification

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement No. 323-50066 on Form S-8 of United Community Financial Corp. of our report dated June 4, 2003, appearing in this Annual Report on Form 11-K of the Home Savings and Loan Company 401(k) Savings Plan

Crowe Chizek and Company LLC

Cleveland, Ohio
June30, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Home Savings and Loan Company 401(k) Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.

/s/ Cynthia M. Cerimele
Vice-President, Human Resources

June 25, 2003

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.